767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

February 17, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Maryse Mills-Apenteng

Re:	Black Knight Financial Services, Inc.

Registration Statement on Form S-1

Filed December 23, 2014

File No. 333-201241

Dear Ms. Mills-Apenteng:

On behalf of our client, Black Knight Financial Services, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-201241) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated January 16, 2015. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

General

1.	We note that you have not disclosed the names of the underwriters. Please include this information in your next amendment or explain why you cannot do so. Based on the facts and circumstances in your response, we may defer further review of this filing until such information can be disclosed.

The Company respectfully advises the Staff that it has revised the disclosure to include the names of the underwriters that the Company currently expects to be among the lead underwriters of the offering. Please refer to the front and back covers of the prospectus and the section entitled “Underwriting,” beginning on page 174.

Securities and Exchange Commission

February 17, 2015

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

The Company respectfully advises the Staff that the Company has included in Amendment No. 1 all of the artwork that it currently intends to use in its prospectus. The Company has delivered copies of such artwork to the Staff supplementally by electronic mail. If the Company later determines to include additional graphical materials or artwork, the Company will provide the Staff such graphical materials or artwork prior to filing the preliminary prospectus. The Company acknowledges that the Staff may have comments to any such materials.

Cover Page

3.	Please include on the cover page a brief discussion of your dual class structure. Your discussion should address the rights and differences in voting and economic power of each class. In addition, disclose your status as a “controlled company.”

The Company has revised the cover page accordingly.

Basis of Presentation of Financial Information, page ii

4.	Please move this section and the trademarks, definitions and market data sections on pages ii and iii to a place after your risk factors section. Please refer to Rule 421(d) of Regulation C for further guidance.

The Company has revised the disclosure accordingly. Please find the trademarks, definitions and market data sections on page 50.

Certain Definitions, page ii

5.	It appears that many of the terms in this section represent shortened forms of business names or other information that would be readily understood from the context in which they are used. Instead of using a glossary for such readily understood terms, consider instead defining them upon first use in the prospectus.

The Company has revised the disclosure to remove the Certain Definitions section and define the terms that were introduced therein upon their first use in the prospectus.

Securities and Exchange Commission

February 17, 2015

Market and Industry Data, page iii

6.	With respect to every third-party statement throughout your prospectus, such as the statistics provided by the Mortgage Bankers Association, please disclose the dates of the reports cited and provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

The Company has revised the disclosure to include the dates of every industry research report cited. The Company has supplementally provided the relevant portions of such industry research reports to the Staff under separate cover. To expedite the Staff’s review, the Company has clearly marked each source to highlight the applicable portion or section containing the applicable statistic and cross-referenced it to the appropriate location in the prospectus forming a part of Amendment No. 1. The Company respectfully advises the Staff that none of the industry research reports were prepared specifically for the Company, however, the BKFS Mortgage Monitor Report is an industry report prepared by the Company for U.S. mortgage market participants.

Prospectus Summary, page 1

7.	Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions as they relate to your business, the extent of your market opportunity, and client base. You must be able to substantiate on a reasonable basis all such claims. As examples only, please provide support for, and revise as applicable, the following assertions. Note that this comment also applies to your discussion in the business section.

•	“Our solutions are utilized by 21 of the 25 largest U.S. mortgage originators and all of the 25 largest U.S. mortgage servicers...,” on page 1;

•	“Our proprietary technology platform services more than 50% of all U.S. first lien mortgages based on the number of U.S. first lien mortgages according to the BKFS Mortgage Monitor Report...,” on page 1;

•	“We believe that we have aggregated the largest residential real estate data set in the United States that is derived from both proprietary and public data sources...,” on page 5.

The Company has revised the disclosure throughout the Registration Statement accordingly.

Corporate Structure and Reorganization, page 9

8.	Please include a brief discussion, in layman’s terms, describing the purpose of and benefits from the “Up-C” structure to you and to the historic shareholders, including FNF and THL Affiliates.

The Company has revised the disclosure accordingly. Please refer to pages 11-12.

Securities and Exchange Commission

February 17, 2015

The Offering Reorganization, page 11

9.	Expand your disclosure to clarify that public shareholders’ ownership of the operating company is indirect, and describe the resulting impact on their economic interests in BKFS Operating LLC and their ability to control the operating company. In this regard, consider enhancing the diagrams on pages 10 and 12 to better depict the voting and economic relationships at a glance, both before and after the offering reorganization. In addition, consider incorporating the footnoted information into the diagram in a reader-friendly manner and eliminating the overuse of acronyms.

The Company has revised the disclosure accordingly. Please refer to pages 9 through 13.

10.	Please revise to explain the rights, privileges, form and nature of control that the “managing member interest” held by BKFS represents.

The Company has revised the disclosure accordingly. Please refer to page 11.

Class A Common Stock and Class B Common Stock, page 13

11.	Expand your disclosure here to describe briefly the most significant differences between the two classes of common stock.

The Company has revised the disclosure accordingly. Please refer to page 14.

Summary Historical Financial Data, page 18

12.	Please clarify in footnote (1) to the table on page 18 whether the financial data provided under “Technology and Data and Analytics Financial Data (unaudited)” for the years ended December 31, 2013, 2012 and 2011 also includes the corporate and other segment of LPS. In this regard, we note that you indicate that the GAAP financial measures in the reconciling tables beginning on page 19 do include corporate of LPS for periods prior to the Acquisition. Also, revise to reconcile the amounts presented as GAAP revenue and operating (loss) income, as reported, to the information presented in the GAAP financial statements in your filing.

The Company has revised the disclosure accordingly. Please refer to page 21.

Securities and Exchange Commission

February 17, 2015

Risk Factors

“Certain members of our board of directors and certain of our officers and directors have interests ...,” page 37

13.	You state that you seek to manage potential conflicts through abstention by interested directors from approval of such arrangements and oversight by independent members of your board of directors. Please briefly describe here any formal policies you have adopted in this regard.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, upon the completion of the offering, the Company will have in place a code of business conduct and ethics prescribing procedures for managing conflict of interest situations and its Chief Compliance Officer and audit committee will be responsible for the review, approval, or ratification of any potential conflicts of interest transaction. The Company does not expect to have a formal policy in place with respect to the abstention of interested directors from conflicts of interest decisions, but expects that interested directors will abstain from decisions regarding conflicts of interest as a matter of practice. The Company has revised the disclosure accordingly. Please refer to page 39.

Our Corporate Structure

Tax Receivable Agreement, page 55

14.	Please tell us and disclose how you will account for the Tax Receivable Agreement (“TRA”). Tell us what consideration you gave to accounting for the TRA payments as contingent consideration under ASC 805-30-25-5 and 25-6. In this regard, please tell us if entering into the TRA was a condition of the merger or other agreements associated with the corporate reorganization.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not yet determined the terms of the TRA that the Company will enter into, if any. Accordingly, the Company is not yet able to determine how it will account for any TRA it enters into. The Company further advises the Staff that entering a TRA was not a condition to any agreements associated with the Acquisition or Internal Reorganization. The Company will further address the Staff’s comment in a subsequent amendment to the Registration Statement once the terms of the TRA, if any, are determined and will consider ASC 805-30-25-5 and 25-6 with respect to its disclosure.

Use of Proceeds, page 56

15.	You state that you intend that BKFS Operating LLC will use a portion of the net proceeds contributed to it to repay outstanding debt. Please disclose the interest rate and maturity of such indebtedness, if material. Refer to Instruction 4 to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not yet determined the indebtedness that will be repaid using net proceeds from the offering. The Company will revise the disclosure in a subsequent amendment to the Registration Statement to include the outstanding debt it intends to repay using net proceeds from the offering and will comply with Instruction 4 to Item 504 of Regulation S-K with respect to any such disclosure.

Securities and Exchange Commission

February 17, 2015

16.	You state that the remaining net proceeds received by BKFS Operating LLC will be used to continue to support its growth and for working capital and general corporate purposes. Please provide more specific disclosure regarding the intended use of any such remaining proceeds. For example, disclose any material capital expenditures that you expect to cause BKFS Operating LLC to make, as well as the approximate amounts intended to be used for any such purposes, to the extent known. Refer to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as of the date hereof, the Company has no specific plan for the use of proceeds received from the offering and has not identified any material capital expenditures that will be funded using net proceeds received from the offering. The Company further advises the Staff that it will revise the disclosure in a subsequent amendment to the Registration Statement in compliance with Item 504 of Regulation S-K if applicable.

Selected Historical Consolidated Financial Data, page 61

17.	Considering that you believe the presentation of Technology and Data and Analytics Financial Data is important in your summary historical financial data on page 18, you should also provide historical financial information for Technology and Data and Analytics with your selected historical financial data.

The Company acknowledges the Staff’s comment and the importance of providing certain historical financial information for Technology and Data and Analytics with its selected historical financial data. Accordingly, the Company has revised the presentation of selected historical financial data in the Registration Statement to include revenue, operating (loss) income, and total assets for its Technology and Data and Analytics segments as of and for the years ended December 31, 2010 through 2013. The Company respectfully advises the Staff that a subsequent amendment to the Registration Statement will include such selected historical financial data as of and for the year ended December 31, 2014 and the one day ended January 1, 2014, thereby representing 5 years of selected historical financial data.

The Company further advises the Staff that it has excluded certain selected historical financial data disclosures prescribed by Item 301 of Regulation S-K related to Technology and Data and Analytics, including income (loss) from continuing operations (including per share amounts), long-term obligations and redeemable preferred stock, and cash dividends declared per common share. The Company has excluded those disclosures because they relate to items that were not directly related to the Technology, Data and Analytics or Transaction Services reporting segments of LPS. For example, LPS had a single credit facility and tranche of senior unsecured notes that resulted in interest expense for LPS on a consolidated basis, and therefore was not directly attributable to the Technology, Data and Analytics and Transaction Services reporting segments. Therefore, this interest expense was presented in the Corporate and other segment. Furthermore, LPS had a single class of shares outstanding for which it declared dividends that were not specific to a segment. Therefore, the Company believes it would not be meaningful or instructive to include the aforementioned excluded selected historical financial data disclosures solely for Technology and Data and Analytics.

Securities and Exchange Commission

February 17, 2015

Selected Historical Combined Financial Data of Commerce Velocity and Property Insight, page 64

18.	We note that you only include selected unaudited financial data for Commerce Velocity and Property Insight. Based on the information provided in the Article 11 of Regulation S-X pro forma statement of operations on page 70, it appears that their combined earnings from continuing operations before income taxes are material to the corresponding total. Please explain why you do not present their audited historical financial statements, on a combined basis if they were under common control, since January 1, 2011.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has excluded the audited historical combined financial statements of Commerce Velocity and Property Insight as of and for the years end December 31, 2012 and 2011 and for period from January 1, 2013 through October 15, 2013, because it has concluded that Commerce Velocity and Property Insight are immaterial both individually and in aggregate to BKFS Operating LLC.

In evaluating the materiality of Commerce Velocity and Property Insight, the Company performed an analysis using the results of operations for the nine months ended September 30, 2014. The Company considered using results of operations for the year ended December 31, 2013, but concluded that 2014 was a more relevant means to analyze the materiality of the businesses as a result of the significant changes in the operations of the respective businesses following their contribution to BKFS Operating LLC on January 3, 2014 (Commerce Velocity) and June 2, 2014 (Property Insight). For example, prior to the contribution to BKFS Operating LLC, Property Insight was primarily an internal provider of title data to FNF’s title insurance companies that generated less operating income than it would have if the commercial relationship with FNF was on an arm’s length commercial basis with an unaffiliated third party. Following the contribution to BKFS Operating LLC, the relationship between Property Insight and FNF is more of an arm’s length commercial relationship. Also, prior to the contribution to BKFS Operating LLC, Commerce Velocity was a standalone, start-up technology company that was making significant investments to support potential future growth, which resulted in modest operating losses. Following the contribution to BKFS Operating LLC, Commerce Velocity was integrated into similar businesses within BKFS Operating LLC. If these operating changes would have been made at the beginning of 2013, the results of operations of the combined Commerce Velocity and Property Insight for 2013 would have been materially consistent with the actual results of operations in 2014. Accordingly, the Company has used the interim results of 2014 for its materiality analysis rather than create pro forma results for 2013 because it is more objective and would not materially alter the analysis set forth below.

The Company focused its analysis on three financial metrics: revenues, (loss) income from continuing operations before income taxes and Adjusted EBITDA. The Company considered using assets as an additional metric but has not prepared standalone balance sheets for Commerce Velocity and Property Insight following the integration into BKFS Operating LLC. The Company believes that the use of Adjusted EBITDA, which is a non-GAAP financial measure, is the most relevant metric because the Company uses it to evaluate the performance of its businesses and compare its performance to its peers and competitors. The Company also believes Adjusted EBITDA is a primary metric used by investors to value companies in its industry. As shown in Schedule 18 attached hereto, on a combined basis, Commerce Velocity and Property Insight revenue, (loss) income from continuing operations before income taxes and Adjusted EBITDA for the nine months ended September 30, 2014 represented 8.4%, 0.4% and 1.9% of the consolidated BKFS Operating LLC metrics. On an individual basis, Commerce Velocity revenue, (loss) income from continuing operations before income taxes and Adjusted EBITDA for the nine months ended September 30, 2014 represented 0.6%, 3.9% and (1.2)% of the consolidated BKFS Operating LLC metrics and Property Insight revenue, (Loss) income from continuing operations before income taxes and Adjusted EBITDA represented 7.9%, (3.4)% and 3.1% of the consolidated BKFS Operating LLC metrics.

Based on the foregoing discussion and analysis, the Company respectfully requests that the Staff not object to the exclusion of audited historical combined financial statements of Commerce Velocity and Property Insight as of and for the years end December 31, 2012 and 2011 and for period from January 1, 2013 through October 15, 2013.

Securities and Exchange Commission

February 17, 2015

Unaudited Pro Forma Condensed Combined Financial Data, page 65

19.	Please explain to us how you define BKFS, LLC and the relationship to BKFS Operating LLC. Ensure that the introduction to your pro forma financial information clearly defines the references to these entities.

The Company has revised the disclosure to replace all references to “BKFS LLC” in the prospectus with references to “BKFS Operating LLC.”

Unaudited Pro Forma Condensed Combined Balance Sheet Data, page 68

20.	Revise to depict the offering proceeds separately from the effect of the other transactions included in pro forma adjustments. Refer to Instruction 6 to Rule 11-02(b) of Regulation S-X.

The Company has revised the disclosure accordingly. Please refer to page 69.

Unaudited Comparative Per Share Data, page 71

21.	We note that you have yet to provide pro forma per share data. Tell us the impact you expect from the participation rights held by grantees of your profits interests plan, as noted from your disclosure on page F-9. In this regard, consider the guidance in ASC 260-10-45-61 and 45-61A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has determined that the BKFS profits interests described on page F-8 will be converted into shares of Class A common stock (“Converted Shares”) in connection with the offering (the “Conversion”), and has revised the Registration Statement such that Amendment No. 1 reflects a discussion of the Conversion, although the Company has not yet determined whether the vesting of any of the Converted Shares will be accelerated in connection with the Conversion or will continue to vest according to the terms of the original profits interest grant. Following the offering, Converted Shares that are not subject to vesting provisions will be included in basic and diluted weighted average shares outstanding used to calculate basic and diluted per share amounts and Converted Shares that are subject to vesting provisions will be included in diluted weighted average shares outstanding used to calculate diluted per share amounts. The number of shares of Class A common stock that will result from the Conversion will depend on their intrinsic value at the time of the offering. The Company will include the impact of the Conversion in the pro forma per share data in a subsequent amendment to the Registration Statement when the approximate number of shares and intrinsic value are estimable. Please refer to page 45 and throughout Amendment No. 1. In addition, the Company respectfully advises the Staff that if it determines to accelerate the vesting schedule of the Converted Shares, it will disclose such determination in a subsequent amendment to the Registration Statement.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 73

22.	You indicate on page 56 that a portion of the offering proceeds will be used to repay a portion of the senior note. It is not clear from note (2)(j) whether you will consider the impact of this in the pro forma financial statements and pro forma per share data. In this regard, the denominator in computing pro forma per share data should include only those common shares whose proceeds are being reflected in pro forma adjustments in the statements of operations, such as proceeds used for debt repayment. Please advise or revise your pro forma adjustments accordingly. Please refer to Rule 11-02 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not determined the specific debt instruments to which the offering proceeds will be applied. This is disclosed on pages 18, 48 and 58 as follows: “We intend that BKFS Operating LLC will use a portion of the net proceeds contributed to it to re-pay $            in principal of our outstanding debt.” In order to further clarify the Company’s intentions to apply the offering proceeds to outstanding debt, the Company has added additional disclosure to note 2(j) of the Unaudited Pro Forma Condensed Combined Financial Statements on page 79, as well as a placeholder in which the Company will further specify the particular debt instruments to which the offering proceeds will be applied in a subsequent amendment to the Registration Statement. In a subsequent amendment to the Registration Statement, the Company will also present pro forma basic and diluted per share data based on the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued or assumed to be issued had the offering taken place as of the beginning of the period presented in accordance with rule 11-02 Regulation S-X. The Company has added a placeholder in note 2(m) to the Unaudited Pro forma Condensed Combined Financial Statements on page 80 for the anticipated adjustment to weighted average shares outstanding.

Securities and Exchange Commission

February 17, 2015

23.	You indicate on page 55 that you expect to enter into a tax receivable agreement with certain existing holders of Units in connection with this offering. Tell us whether this agreement will be reflected in your pro forma adjustments. Explain how the related party payments under the tax receivable agreement will be recorded and the effect such payments will have on your financial position and results of operations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not yet determined the terms of the TRA that the Company will enter into, if any. Accordingly, the Company is not yet able to determine if the TRA will be reflected in its pro forma adjustments or how the related party payments under the TRA will be recorded or the effect such payments will have on its financial position and results of operations. The Company will further address the Staff’s comment in a subsequent amendment to the Registration Statement once the terms of the TRA, if any, are determined.

24.	We note adjustment (h) on page 74 reverses management fees for the nine months ended September 30, 2014. Please confirm that BKFS will perform the activities covered by the previous management agreement and accordingly incur similar costs reflected in the pro forma presentation.

The Company acknowledges the Staff’s comment and confirms that BKFS will perform the activities covered by the previous management agreements but does not expect to incur incremental costs as a result. Therefore, the Company believes the pro forma adjustment that reverses management fees is appropriate and is consistent with Rule 11-02(b) of Regulation S-X.

25.	Adjustment (i) on page 75 gives effect to incremental depreciation and amortization for the asset fair value increases resulting from purchase accounting. Please explain why the nine months ended September 30, 2014 reflects a reduction of depreciation and amortization expense, while the year ended December 31, 2013 reflects a material increase.

The Company respectfully advises the Staff that, as disclosed in the Notes to the Unaudited Pro Forma Combined Financial Statements, the nine-month period ended September 30, 2014 reflects a net reduction to depreciation and amortization expense of approximately $5.4 million. This reduction includes the effect of a $7.4 million decrease in customer relationship asset amortization. Customer relationship assets are amortized on an accelerated basis, which results in declining annual amortization through the end of the useful life. By assuming a January 1, 2013 date for the Acquisition for pro forma purposes, a reduction to depreciation and amortization for the 2014 interim period is necessary to reflect the impact of accelerated amortization for the customer relationship asset in the 2013 interim period. The pro forma adjustment in the 2013 period includes approximately $89 million of additional customer relationship asset amortization representing the expense to be recognized during the first year following the Acquisition.

Securities and Exchange Commission

February 17, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80

General

26.	On page 29, you discuss a recent trend whereby new entrants in the mortgage industry have been aggressively acquiring mortgaging servicing rights from large national lenders, and that such entrants primarily use affiliated services providers rather than third-parties such as yourself. You further state that to the extent this trend continues, it could have a material adverse effect on your business. Please tell us what consideration you gave to addressing this trend and management’s response in MD&A.

The Company respectfully advises the Staff that while the trend of new entrants in the mortgage industry aggressively acquiring mortgaging servicing rights from large national lenders and primarily using affiliated service providers is an appropriate risk to disclose in the risk factors section, it is not a known trend that has had, or that the Company reasonably expects will have, a material impact on the Company’s revenues or income from continuing operations. Accordingly, the Company believes it has appropriately excluded discussion of this trend in the MD&A section of the Registration Statement.

Results of Operations, page 88

27.	Throughout your discussion of results of operations, we note instances where two or more sources of a material change have been identified without quantifying the amount that each source contributed to the change. Expand to quantify each material contributing or offsetting factor that you identify. Refer to Item 303(a) (3) (iii) of Regulation S-K and Section I II.D of SEC Release 33-6835, Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company has revised the disclosure accordingly. Please refer to the Company’s discussion of results of operations beginning on page 90.

Liquidity and Capital Resources

Cash Requirements, page 102

28.	We note your statement regarding the sufficiency of cash resources to meet your liquidity needs. Tell us what consideration you gave to specifying the time period that you will have sufficient cash to meet cash requirements. In this regard, you should assert whether your cash resources will be sufficient to meet your short-term operating needs, which generally relates to cash needs up to 12 months into the future. Refer to FRC 501.03(a) and Section IV of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company has revised the disclosure to affirm that its cash resources will be sufficient to meet operating needs for at least 12 months following the offering. Please refer to page 103.

Securities and Exchange Commission

February 17, 2015

29.	You indicate on page 55 that payments you make under the tax receivable agreement you expect to enter into with holders of your Units upon the closing of this offering could be substantial. Revise to disclose the reasonably expected impact on your liquidity from the currently known trends, events and uncertainties related to the tax receivable agreement. Refer to Sections III.B.3 and IV of SEC Release 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not yet determined the terms of the TRA that the Company will enter into, if any. Accordingly, the Company is not yet able to determine how the trends, events and uncertainties related to any TRA it enters into will impact its liquidity. The Company will further address the Staff’s comment in a subsequent amendment to the Registration Statement as the terms of the TRA, if any, are determined. The Company will consider SEC Release 33-8350 with respect to any additional disclosure it provides.

Critical Accounting Policies, page 107

30.	Tell us why the estimates and assumptions related to equity-based compensation, including your profits interests plan, are not included in your critical accounting policies. To the extent material due to the levels of subjectivity and judgment involved and the impact on your financial condition or operating performance, revise to include the following disclosures:

•	The methods that management used to determine the fair value of the company and the nature of the material assumptions involved;

•	The extent to which the estimates are considered highly complex and subjective; and

•	The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, although the Company has made certain disclosures relating to the Company’s profits interest plan in the Notes to Condensed Consolidated Financial Statements, it does not consider the profits interest plan, nor the valuation thereof, a critical accounting policy. The Company’s profits interest plan was a grant of which substantially all of the profits interest units were granted in January 2014. In addition, management does not believe that different estimates or assumptions used or any changes in those estimates or assumptions that would be reasonably likely to occur from period to period would have a material impact on the presentation of profits interest expense in the financial statements. The Company has no plan to issue further awards of this type. The Company further advises the Staff that the Company will evaluate any equity-based awards that are granted in the future for inclusion in critical accounting policies for all future filings.

Securities and Exchange Commission

February 17, 2015

Goodwill and Other Intangible Assets, page 108

31.	The critical accounting policy discussion should not only describe the related estimates and assumptions that are highly uncertain or susceptible to change, but also the relative impact on your financial condition or operating performance. Revise your discussion of goodwill to also include the following disclosures for each reporting unit that is at risk of failing step one of the impairment test:

•	Percentage by which the fair value exceeded the carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to each reporting unit;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics, to the extent possible; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if true, you may consider disclosing that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk. Or, if there is material goodwill allocated to a reporting unit at risk, you may consider disclosing the assertion that a material charge is unlikely even if step one was failed, clearly describing the supporting rationale. Refer to Section V of SEC Release 33-8350.

The Company acknowledges the requirements set forth in Section V of SEC Release 33-8350 related to critical accounting policies. The Company respectfully advises the Staff that in determining the disclosures for inclusion in the prospectus, the Company excluded certain critical accounting policy disclosures related to goodwill and other intangible assets because its most recently completed annual impairment test was completed prior to the Acquisition. The Acquisition had a material impact on the Company’s recorded goodwill and other intangible assets as well as its reporting units. As a result, the Company believes it would be most useful and instructive to include the additional disclosures in a subsequent amendment to the Registration Statement following completion of its 2014 annual impairment test.

Black Knight Financial Services, LLC

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Operations, page F-3

32.	Revise to include the statement of operations for nine months ended September 30, 2014 pursuant to Rule 3-02(b) of Regulation S-X. In this regard, we note from your disclosure on page F-72 that the financial statements have been retroactively adjusted to include Commerce Velocity and Property Insight from the date of the formation of BKFS on October 16, 2013. The disclosures throughout the filing should be revised to clarify that the financial statements have been retroactively adjusted for all periods since October 16, 2013, the earliest date under which the entities were under common control, in accordance with ASC 805-50-45. Revise the financial data throughout the filing, accordingly, including the Article 11 of Regulation S-X pro forma financial information.

The Company has revised the disclosure throughout the Registration Statement accordingly.

Securities and Exchange Commission

February 17, 2015

33.	Revise to present each of the applicable line items in Rule 5-03 of Regulation S-X or explain why these separate captions are not presented. Refer to Rule 10-01(a)(3) of Regulation S-X.

The Company acknowledges the Staff’s comment and the requirements of Rule 5-03 and Rule 10-01(a)(3) of Regulation S-X and respectfully advises the Staff that the line items that the Company has included in the condensed consolidated statements of operations of BKFS Operating LLC and the consolidated statements of earnings of LPS, with the exception of transition and integration costs, are consistent with the line items included in the consolidated statements of operations of LPS filed with the Commission beginning with the Form 10-Q for the quarterly period ended March 31, 2012 and continuing through the Form 10-Q for the quarterly period ended September 30, 2013.

The Company further advises the Staff that LPS adopted the current presentation in the first quarter of 2012 after an evaluation of the importance of the “costs and expenses applicable to sales and revenues” and “selling, general and administrative expenses” line items. To evaluate the importance of the aforementioned line item captions, the Company first considered the nature of its business. As a provider of integrated technology, workflow automation and data and analytics to the mortgage industry, the Company does not sell tangible products and has very limited direct variable costs associated with incremental revenues. Furthermore, in excess of 80 percent of the Company’s revenues are under long-term contracts with clients that require ongoing support from a variety of functions including, but not limited to, product development, technology infrastructure, client support, account management, etc. As a result, the line between “costs and expenses applicable to sales and revenues” and “selling, general and administrative” is highly subjective. The second factor that the Company considered was the manner in which its executive team evaluates the performance of the business. In that regard, the Company’s corporate costs excluding transition and integration costs represent approximately 60 percent of its selling, general and administrative expenses. All of its other operating expenses are considered to be necessary to support the revenues of the respective businesses to which they are allocated. The third factor that the Company considered was the materiality of its “selling, general and administrative expenses.” For the nine months ended September 30, 2014, the Company’s “selling, general and administrative expenses” were approximately $61 million, or 9 percent of its total expenses, excluding interest expense and other non-operating expenses. Based on that relative comparison, the Company believes that its “selling, general and administrative expenses” are not material to the condensed consolidated financial statements. The final factor that the Company considered was the existing disclosure of Corporate and Other costs in Note 8 to the condensed consolidated financial statements, Segment Information. Among other financial line items, Note 8 includes operating expenses for the Company’s two reporting segments and “Corporate and Other.” Included in the financial tables in Note 8 is a footnote stating that “Corporate and Other” includes unallocated general and administrative costs. The Company believes that the inclusion of the “Corporate and Other” information within the related footnote provides insight to investors related to general and administrative costs that aren’t directly in support of revenues.

Based on the considerations noted above, the Company respectfully requests that the Staff not object to the presentation in its Condensed Consolidated Statements of Operations included in the Registration Statement.

Securities and Exchange Commission

February 17, 2015

Notes to Condensed Consolidated Financial Statements

Note (2) Acquisition and Reorganization by Fidelity National Financial, Inc. and Other Transactions, page F-10

34.	We note that, on January 3, 2014, you distributed all of the limited liability company membership interests and equity interests in the subsidiaries engaged in the Transaction Services business and sold your interest in National Title Insurance of New York, Inc. Provide us with a summary of your accounting analysis of the whether these dispositions met the conditions in ASC 205-20-45-1 to be reported in discontinued operations.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it performed an evaluation regarding the appropriate presentation of the results of the Transaction Services businesses and National Title Insurance of New York, Inc. (“NNY”) in the BKFS Operating LLC financial statements for periods prior to the distribution of the Transaction Services businesses, excluding NNY, to ServiceLink and the sale of NNY to a wholly owned subsidiary of FNF on January 3, 2014. Together these businesses comprised the Transaction Services segment of LPS, were considered a component of the former LPS, as defined in ASC 205-20-15, and are herein referred to as “the distributed businesses.” The Company evaluated the conditions set forth for discontinued operations presentation as specified in ASC 205 including ASC 205-20-45-1 as to whether the cash flows of the distributed businesses were eliminated as a result of the distribution and whether there would be significant continuing involvement in the operations of the distributed businesses after the disposal transaction.

The Company noted that direct cash flows associated with revenue-producing and cost-generating activities were expected to be received by the ongoing entity, BKFS Operating LLC, as a result of a continuation of activities between BKFS Operating LLC and the distributed businesses. These transactions were historically intra-entity sales from BKFS Operating LLC to the distributed businesses that were eliminated in consolidation prior to the distribution. For the nine months ended September 30, 2014, the revenues from ServiceLink were $18 million, making ServiceLink a top 10 customer of BKFS Operating LLC for that period. In addition to these revenue-generating activities, there are certain shared services between BKFS Operating LLC and ServiceLink subsequent to the distribution that resulted in costs charged by BKFS Operating LLC to ServiceLink. The revenue generating activity and shared services are subject to agreements and arrangements between BKFS Operating LLC and ServiceLink. The Company evaluated whether these continuing cash flows were significant to the ongoing entity and noted that the cash inflows from ServiceLink represented approximately 6% of BKFS Operating LLC revenues for the nine months ending September 30, 2014 and approximately 5% of ServiceLink expenses for the same time period.

Securities and Exchange Commission

February 17, 2015

In addition to this quantitative analysis, the Company evaluated qualitative factors to determine the significance of continuing cash flows between BKFS Operating LLC and ServiceLink. As noted above, for nine months ended September 30, 2014, ServiceLink was a top 10 customer of BKFS Operating LLC. The continuing cash flows are part of the normal course of business for the ongoing operations of both entities and are expected to continue for the foreseeable future. These continuing cash flows pertain to various agreements and arrangements between BKFS Operating LLC and ServiceLink whereby ServiceLink purchases technology, data and analytics services and BKFS Operating LLC provides certain shared services to ServiceLink. As a result of the Company’s qualitative analysis, when combined with its quantitative analysis, management determined the continuing cash flows were significant to the ongoing operations of BKFS Operating LLC.

The Company determined that BKFS Operating LLC has significant continuing involvement in ServiceLink subsequent to the distribution. Two of ServiceLink’s significant businesses utilize BKFS Operating LLC software solutions for critical aspects of their operations. The Company noted that ServiceLink and BKFS Operating LLC have a common controlling parent, FNF. FNF has significant influence over BKFS Operating LLC and ServiceLink and is able to exert significant influence over operational or financial policies of both BKFS Operating LLC and ServiceLink, including present and future contracts or arrangements between ServiceLink and BKFS Operating LLC. The Company also noted that BKFS Operating LLC and ServiceLink share several executive officers and have the same board of managers. As a result of this analysis, the Company concluded that the results of the distributed businesses should not be classified as discontinued operations in the financial statements of BKFS Operating LLC.

Note (7) Commitments and Contingencies, page F-21

35.	If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, pursuant to paragraphs 3 through 5 of ASC 450-20-50, the Company is required to disclose an estimate of possible loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either accruals have not been made pursuant to the criteria in ASC 450-20-25-2 or if exposure to loss exists in excess of accrued amounts. The Company has included in note 6 to the Condensed Consolidated Financial Statements disclosure regarding all material known asserted claims against the Company and has considered disclosure of any potential unasserted claims in accordance with ASC 450-20-50-6.

Securities and Exchange Commission

February 17, 2015

The Company further respectfully advises the Staff that as of September 30, 2014, the Company does not believe that additional material losses in excess of amounts accrued meet the criteria of reasonably possible, and therefore believes its disclosures are in accordance with ASC 450. The following includes a brief summary of the Company’s position on each of the matters disclosed in note 6 to the Condensed Consolidated Financial Statements.

Litigation Matters

Merion Capital LP and Merion Capital II, LP v. Lender Processing Services, Inc. – This case is complex and is still early in the discovery process. During 2014, the Company and FNF settled with Merion on the matter of accrued interest and the merger consideration. Therefore, the only matter that remains is the fairness of the purchase price of LPS by FNF. The plaintiff has not yet asserted an amount for damages. The Company currently believes that it has meritorious defenses and intends to vigorously defend its position. Management has therefore assessed the likelihood of material loss to the Company as remote.

Benavides-Mejia v. Lender Processing Services, Inc. n/k/a Black Knight InfoServ, LLC – This case is attributable to businesses transferred to ServiceLink in connection with the Internal Reorganization described on page 8. The accrual for loss is therefore included in the financial statements of ServiceLink. In addition, this case is covered under a Cross-Indemnity Agreement executed during the fourth quarter of 2014 between BKFS Operating LLC and ServiceLink that is disclosed on page 161. Management has therefore assessed the likelihood of material loss to BKFS Operating LLC as remote.

TCF National Bank v Market Intelligence, Inc., Fidelity National Information Services, Inc., LSI Appraisal, LLC and Lender Processing Services, Inc. – This matter is attributable to businesses contributed to ServiceLink in connection with the Internal Reorganization. The accrual for loss is therefore included in the financial statements of ServiceLink. In addition, this matter is covered under a Cross-Indemnity Agreement executed during the fourth quarter of 2014 between BKFS Operating LLC and ServiceLink that is disclosed on page 161. Management has therefore assessed the likelihood of material loss to BKFS Operating LLC as remote.

Regulatory Matters

Consent Order with the banking agencies – As with the litigation matters noted above, the Consent Order is attributable to businesses contributed to ServiceLink in connection with the Internal Reorganization and is subject to the Cross-Indemnity agreement noted above. Management has therefore assessed the likelihood of material loss to BKFS Operating LLC as remote.

Notwithstanding the above, the Company regularly evaluates the status of legal proceedings and assesses the adequacy of its accruals for legal contingencies as facts and circumstances change.

Securities and Exchange Commission

February 17, 2015

36.	For each of the ongoing litigation matters and regulatory matters identified in the predecessor financial statements beginning on page F-54, tell us what consideration you gave to disclosing the nature of these contingencies in the notes to your interim financial statements. Refer to ASC 450-20-50.

The Company acknowledges the Staff’s comment and provides the following summary of each matter disclosed in the predecessor financial statements included in the Registration Statement (“the LPS statements”) and consideration given to subsequent disclosure in the BKFS Operating LLC interim financial statements:

Litigation Matters

Securities Fraud Litigation

St. Clair Shores General Employee’s Retirement System – Settlement of this matter was approved by the US District Court for the Middle District of Florida on March 4, 2014 as disclosed in the LPS statements. Payment of the settlement was made from funds that were placed in escrow during 2013. Since the matter is closed and settlement was disclosed in the LPS statements, the Company believes that additional disclosure is not required.

Maverick Fund, L.D.C. et al – The court granted the Company’s March 17, 2014 Motion to Dismiss without prejudice on August 1, 2014. As a result, Maverick filed its Third Amended Complaint on September 5, 2014. This case is ongoing, but the Company believes the likelihood of the matter resulting in a material loss is remote. Therefore, the matter was excluded from the September 30, 2014 financial statements.

Shareholder Derivative Litigation

Hill – This case was voluntarily dismissed without prejudice on September 27, 2013, as disclosed in the LPS statements. No further activity has occurred on this case. Therefore, the Company believes that additional disclosure is not required.

Wheatley – This case was amended by the plaintiff as disclosed in the LPS statements and classified as Merger Litigation. See below for further discussion.

Merger Litigation

Wheatley – This case was settled through a memorandum of understanding whereby LPS agreed to make supplemental disclosures with the Commission on Form 8-K and agreed to pay an immaterial amount of attorney’s fees for the plaintiff. The settlement was disclosed in the LPS statements. The supplemental disclosures on Form 8-K were made, and during 2014, the Company reimbursed the plaintiff for attorney fees which were covered by insurance proceeds. Based on disclosure of the settlement in the LPS statements, the immaterial amount of the attorney fee reimbursement, and that no further actions have been taken on the case, the Company believes that additional disclosure is not required.

Securities and Exchange Commission

February 17, 2015

Washington Mutual Receivership Proceedings

These proceedings are attributable to businesses contributed to ServiceLink in connection with the Internal Reorganization. Settlement of the case in February 2014 was disclosed in the LPS statements, and ServiceLink made the $30 million settlement payment to the FDIC in the first quarter of 2014. No further actions have been taken in this case. The matter is considered closed and no additional disclosure is considered necessary.

Regulatory Matters

Nevada Attorney General – This case is attributable to businesses contributed to ServiceLink in connection with the Internal Reorganization. Settlement of the case in February 2014 was disclosed in the LPS statements, and ServiceLink made the $6.1 million settlement payment to the Nevada Attorney General in the first quarter of 2014. No further actions have been taken in this case. The matter is considered closed and, therefore, the Company believes that additional disclosure is not required.

Consent Order – This matter is still open and ongoing and is disclosed in the Company’s interim financial statements. The Consent Order is attributable to businesses contributed to ServiceLink in connection with the Internal Reorganization and is subject to the Cross-Indemnity Agreement executed between BKFS Operating LLC and ServiceLink during the fourth quarter of 2014. The Company will include additional disclosure regarding the Cross-Indemnity Agreement in the notes to its year end 2014 financial statements. Management has assessed the likelihood of material loss to BKFS Operating LLC as remote.

California Escrow Review – This item is the result of an audit by the California Department of Insurance on LSI Title Company’s escrow rate application. This business was contributed to ServiceLink in connection with the Internal Reorganization and is subject to the Cross-Indemnity Agreement executed between BKFS Operating LLC and ServiceLink during the fourth quarter of 2014. The accrual for loss is therefore included in the financial statements of ServiceLink. Since neither BKFS Operating LLC nor any of its subsidiaries are named in the audit and any remediation or settlement will be fully borne by ServiceLink, the Company believes that additional disclosure is not required.

Lender Processing Services, Inc. and Subsidiaries

Consolidated Statements of Earnings, page F-28

37.	Revise to present each of the various line items in Rule 5-03 of Regulation S-X, to the extent applicable. In this regard, tell us what consideration you gave to separately presenting revenues from products, revenues from services, and the related amounts of cost of revenues. In addition, tell us the amount of selling, general and administrative expenses included in operating expenses for each of the periods presented.

Please refer to the Company’s response to comment number 33 above.

Securities and Exchange Commission

February 17, 2015

Notes to Consolidated Financial Statements

Note (3) Significant Accounting Policies

(q) Revenue Recognition, page F-38

38.	Revise to describe your revenue recognition policy for data and analytics services, or tell us where it is addressed. Ensure that your policy describes the general timing of delivery or performance of service and the general timing of revenue recognition. Please ensure your policy complies with the guidance in ASC 235-10-50-3.

The Company respectfully advises the Staff that the revenue recognition policy for data and analytics services is addressed in the third paragraph of the revenue recognition footnote on page F-36.

39.	You indicate that when arrangements include more than one element, you determine if it contains more than one unit of accounting and how the arrangement consideration should be allocated to the separate units of accounting. Revise your revenue recognition policy disclosure to describe how you separate the units of accounting and how the consideration is allocated. Describe how you allocate arrangement consideration based on the relative selling price of each deliverable in accordance with ASC 605-25-30-2. Ensure that you also specifically address arrangements that include both deliverables accounted for under general revenue recognition guidance and those accounted for under software revenue recognition guidance. Describe how the consideration is first allocated to software deliverables as a group, separately from each non-software deliverable, in accordance with ASC 605-25-15-3A.

As it relates to the accounting for multiple-element arrangements, the Company has revised the disclosure accordingly. Please refer to page F-36. The Company also respectfully advises the Staff that it generally does not enter into arrangements that include both deliverables accounted for under general revenue recognition guidance and those accounted for under software revenue recognition guidance.

Black Knight Financial Services, LLC

Combined Statement of Operations, page F-68

40.	Revise to present each of the various line items in Rule 5-03 of Regulation S-X, to the extent applicable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the line items presented in the combined statement of operations of Black Knight Financial Services, LLC on page F-67 conform to the line items included in the condensed consolidated statements of operations of Black Knight Financial Services, LLC on page F-3, and the line items included in the consolidated statements of earnings of Lender Processing Services, Inc. on page F-25, as applicable. Please also refer to the Company’s response to comment number 33 above.

Securities and Exchange Commission

February 17, 2015

Principal Stockholders, page 153

41.	Footnotes 5 and 6 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

The Company has revised the disclosure to remove all disclaimers of beneficial ownership. Please refer to pages 156 and 157.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP

cc:	Michael L. Gravelle, Black Knight Financial Services, Inc.
cc:	Patrick S. Brown, Sullivan & Cromwell LLP

Schedule 18

($ in millions)	Nine Months Ended September 30, 2014	Year Ended December 31, 2013(1)
Commerce Velocity
Revenues	$3.6	$6.7
(Loss) income from continuing operations before income tax	$(4.7)	$(8.5)
Adjusted EBITDA	$(3.1)	$(6.4)

% of Revenues of BKFS	0.6%	0.8%
% of (Loss) income from continuing operations before income tax	3.9%	16.5%
% of Adjusted EBITDA	-1.2%	-2.2%

Property Insight
Revenues	$49.7	$66.5
(Loss) income from continuing operations before income tax	$4.2	$(1.7)
Adjusted EBITDA	$8.0	$2.8

% of Revenues of BKFS	7.9%	8.2%
% of (Loss) income from continuing operations before income tax	-3.4%	3.4%
% of Adjusted EBITDA	3.1%	1.0%

Combined Commerce Velocity and Property Insight
Revenues	$53.3	$73.2
(Loss) income from continuing operations before income tax	$(0.5)	$(10.2)
Adjusted EBITDA	$4.9	$(3.6)

% of Revenues of pro-forma BKFS	8.4%	9.0%
% of (Loss) income from continuing operations before income tax	0.4%	19.9%
% of Adjusted EBITDA	1.9%	-1.3%

BKFS Operating LLC
Revenues	$631.8	$810.3
(Loss) income from continuing operations before income tax	$(122.6)	$(51.3)
Adjusted EBITDA(1)	$255.2	$283.7

(1)	Adjusted EBITDA for the year ended December 31, 2013 is based on the unaudited pro forma condensed combined statement of operations data included in the prospectus, adjusted to exclude stock-based compensation expense of $15.6 million.